UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
 1934.

Commission File Number:  333-40432
                                                    333-113660
                                                    333-161811

ALLEGHENY ENERGY EMPLOYEE STOCK
OWNERSHIP AND SAVINGS PLAN
 (Exact name of registrant as specified in its charter)

Rhonda S. Ferguson
 Vice President and Corporate Secretary
FirstEnergy Corp.
76 South Main Street
 Akron, Ohio 44308
 (330) 384-5620
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Allegheny Energy Employee Stock Ownership and Savings Plan
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: *

*On February 25, 2011, FirstEnergy Corp. (“FirstEnergy”), an Ohio corporation, completed a merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 10, 2010, as amended on June 4, 2010, by and among FirstEnergy, Allegheny Energy, Inc. (“Allegheny”), a Maryland corporation, and Element Merger Sub, Inc. (“Merger Sub”), a Maryland corporation and a direct wholly-owned subsidiary of FirstEnergy. Pursuant to the Merger Agreement, Merger Sub merged with and into Allegheny, with Allegheny surviving the Merger as a wholly-owned subsidiary of FirstEnergy. In connection with the Merger, the Allegheny Energy Employee Stock Ownership and Savings Plan (“Plan”) was amended to provide that future contributions may not be invested in Allegheny common stock or FirstEnergy common stock.

In light of the foregoing, Allegheny filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “SEC”) on February 25, 2011 and the Plan is filing this Form 15 with the SEC to deregister the plan interests and to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Forms 11-K.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Allegheny Energy Employee Stock Ownership and Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2011	ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
	By:	/s/ James F. Pearson
Name: James F. Pearson Title: Vice President & Treasurer